FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July 2011

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     x         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Shoichi Aoki
Shoichi Aoki
Director,
Managing Executive Officer and General Manager of Corporate Financial and Business Systems Administration Group

Date: July 1, 2011

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	English translation of the announcement of the resolutions adopted at the 57th Ordinary General Meeting of Shareholders of Kyocera Corporation (“Rinjihoukokusho”)

English translation of the announcement of the resolutions adopted at the 57th Ordinary General Meeting of Shareholders of Kyocera Corporation (“Rinjihoukokusho”)

1.	Reason for Filing

To report certain resolutions adopted at the 57th Ordinary General Meeting of Shareholders of Kyocera Corporation (the “Company”), which was held on June 28, 2011, in accordance with Paragraph 4 of Article 24-5 of the Financial Instruments and Exchange Law and Sub-Paragraph 9 of Paragraph 2 of Article 19 of the Cabinet Office Ordinance relating to Disclosure of Corporation.

2.	Matters Reported

1)	Date when General Meeting of Shareholders was held: June 28, 2011

2)	Matters for resolution:

Resolution No.1        Disposition of Surplus

1.	Matters relating to year-end dividend

(1)	Matters relating to allocation to shareholders of assets distributed as dividend and aggregate amount thereof

70 yen per share of Common Stock of the Company

The aggregate amount thereof shall be 12,845,907,830 yen.

(2)	Effective Date of distribution of surplus as dividend

June 29, 2011

2.	Matters relating to general reserve

(1)	Category of surplus to increase and amount thereof

General reserve                                 48,000,000,000 yen

(2)	Category of surplus to decrease and amount thereof

Unappropriated retained earnings     48,000,000,000 yen

Resolution No.2        Election of Twelve (12) Directors

It was resolved that Makoto Kawamura, Tetsuo Kuba, Tatsumi Maeda, Hisao Hisaki, Yasuyuki Yamamoto, Goro Yamaguchi, Shoichi Aoki, Katsumi Komaguchi, Tsutomu Yamori, Yoshihito Ohta, Rodney N. Lanthorne and John S. Gilbertson be elected as Directors.

Resolution No.3        Election of One (1) Corporate Auditor

It was resolved that Yoshihiro Kano be elected as Corporate Auditor.

3)	Number of votes showing intension to vote FOR, AGAINST or ABSTAIN with respect to matters for resolution, requirements for adoption of resolutions, and results of resolutions:

Matters for resolution	FOR	AGAINST	ABSTAIN	Ratio of vote FOR	Result of resolution
Resolution No. 1	1,253,155	104,483	542	91.40%	Adopted
Resolution No. 2
Makoto Kawamura	1,299,376	55,144	3,655	94.77%	Adopted
Tetsuo Kuba	1,329,819	24,699	3,660	96.99%	Adopted
Tatsumi Maeda	1,329,303	25,214	3,661	96.96%	Adopted
Hisao Hisaki	1,329,291	25,233	3,654	96.95%	Adopted
Yasuyuki Yamamoto	1,327,862	26,655	3,661	96.85%	Adopted
Goro Yamaguchi	1,327,865	26,653	3,660	96.85%	Adopted
Shoichi Aoki	1,327,851	26,667	3,660	96.85%	Adopted
Katsumi Komaguchi	1,327,857	26,661	3,660	96.85%	Adopted
Tsutomu Yamori	1,327,848	26,676	3,654	96.85%	Adopted
Yoshihito Ohta	1,327,855	26,668	3,655	96.85%	Adopted
Rodney N. Lanthorne	1,327,840	26,684	3,654	96.85%	Adopted
John S. Gilbertson	1,327,755	26,763	3,659	96.84%	Adopted
Resolution No. 3	1,315,026	42,594	556	95.91%	Adopted

Notes:

1. Requirements for adoption of resolutions are as follows:

•	The requirement for adoption of resolution relating to Resolution No. 1 is a majority of votes of the shareholders entitled to exercise voting rights who are present at the meeting.

•

The requirement for adoption of resolutions relating to Resolution No. 2 and Resolution No. 3 is a majority of votes of shareholders entitled to exercise voting rights who are present at the meeting, at which shareholders holding one-third or more of the voting rights of all shareholders entitled to exercise voting rights must be present.

2. “Ratio of vote FOR” is a fraction, of which the denominator is the number of voting rights held by shareholders present or represented at the meeting (i.e., the total of the number of voting rights exercised by shareholders by the day immediately preceding the meeting and the number of voting rights exercised at the meeting by attending shareholders), and the numerator is the number of voting rights from among those included in the denominator that are confirmed to have been cast “FOR” each of the Resolutions.

4)	Reason for not including some votes of shareholders who were present at the meeting:

The reason is that the number of voting rights exercised at the meeting and confirmed to have been cast “FOR” each of the Resolutions, out of the aggregate number of voting rights exercised at the meeting, was sufficient to satisfy the requirements for adoption of all Resolutions.